QGOG Constellation S.A.

40, avenue Monterey, L-2163

Luxembourg

March 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	QGOG Constellation S.A.

Withdrawal Request to the Registration Statement on Form F-1 (File No. 333-185927) and

Registration Statement of Form 8-A (File No. 001-35799)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), QGOG Constellation S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-185927) together with all exhibits and amendments thereto, which was initially filed on January 7, 2013, and with respect to the Registration Statement on Form 8-A (File No. 001-35799), which was filed on January 30, 2013 (together, the “Registration Statement”).

Due to market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at lgouvea@qgogconstellation.com and glima@qgogconstellation.com or via facsimile at +55 21 2215-1739, with a copy to Donald Baker and Mark Bagnall of White & Case LLP, via email at dbaker@whitecase.com and mbagnall@whitecase.com or via facsimile at (212) 354-8113.

We further request that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request, please do not hesitate to contact Donald Baker or Mark Bagnall of White & Case LLP.

Sincerely,

QGOG Constellation S.A.

By:	/s/ Leduvy de Pina Gouvea Filho
Name:	Leduvy de Pina Gouvea Filho
Title:	Chief Executive Officer

By:	/s/ Guilherme Ribeiro Vieira Lima
Name:	Guilherme Ribeiro Vieira Lima
Title:	Chief Financial Officer

cc: Donald Baker and Mark Bagnall, White & Case LLP

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